July 13, 2006

Filed via EDGAR and
Delivered via Facsimile (202) 772-9217
Jeffrey P. Riedler Assistant Director Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Song P. Brandon, Esq. Stop 6010 Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Lev Pharmaceuticals, Inc. Form SB-2 Registration Statement Post-Effective Amendment No. 2 Filed on July 13, 2006 File No. 333-126887

Dear Mr. Riedler and Ms. Brandon:

We are counsel to Lev Pharmaceuticals, Inc. (“Lev”) and are in receipt of your letter dated June 20, 2006 concerning the above-referenced filing (the “Registration Statement”). This letter sets forth Lev’s response to the Staff’s comments as set forth in your June 20th letter. We have followed the numbered comments as set forth in your letter (a copy of which is enclosed). A copy of Post-effective Amendment Number 2 to the Registration Statement, as marked against the original filing, accompanies this letter.

1. We have amended footnotes 5- 7 following the table of selling shareholders in the prospectus to state that these selling shareholders have represented to Lev that they received the shares in the ordinary course of business and that they have no agreement to directly or indirectly engage in a distribution of the shares.

Thank you for your assistance in this matter. We look forward to receiving any additional comments you may have.

Sincerely yours,

/s/ Michael A. Goldstein
Michael A. Goldstein

cc: D. Beck